Exhibit 4.14

November 13, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: UTStarcom Holdings Crop.

We have read the comments made by UTStarcom Holdings Corp. in Item 16F of this Form 20-F under the caption “Disengagement of GHP Horwath, P.C.” of Item 16F. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made in Item 16F of this Form 20-F.

Additionally, the Form 20-F discloses that UTStarcom Holdings Corp. restated its consolidated financial statements as of and for the year ended December 31, 2015. We have not been provided complete information requested of UTStarcom Holdings Corp. that would allow us to substantiate matters related to the restatement.

/s/ GHP Horwath, P.C.

Denver, Colorado

cc:  Mr. Sean Shao

Audit Committee Chairman

UTStarcom Holdings Corp.